Exhibit 99(b)

                     CNF TRANSPORTATION INC.
              COMPUTATION OF RATIOS OF EARNINGS TO
       COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                      (Dollars in thousands)

                                                      Six Months Ended
                                                          June 30,
                                                 1997                  1996
Fixed Charges:
  Interest Expense                            $ 21,067              $ 19,555
  Capitalized Interest                           1,321                 1,056
  Preferred Dividends (1)                        6,005                 6,170
Total Interest                                  28,393                26,781

Interest Component of
 Rental Expense                                 26,769                22,587

Fixed Charges                                   55,162                49,368
Less:
  Capitalized Interest                           1,321                 1,056
  Preferred Dividends                            5,658                 6,170
    Net Fixed Charges                         $ 48,183              $ 42,142

Earnings:
  Income from Continuing Operations
   before Income Taxes                        $ 95,199              $ 67,006
  Add: Net Fixed Charges                        48,183                42,142
  Total Earnings Before Fixed Charges         $143,382              $109,148

Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock Dividends:
  Total Earnings                              $143,382              $109,148
  Combined Fixed Charges and
   Preferred Stock Dividends (2)                55,162                49,368
  Ratio                                            2.6x                  2.2x

(1) For the six months ended June 30, 1997, dividends of $347,000 on the preferred stock of a subsidiary trust issued in June 1997 are included as an expense in Miscellaneous, net in the Statements of Consolidated Income; these dividends are shown as fixed charges in the Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends.

(2) Fixed charges represent interest on capital leases and short-term and long-term debt, capitalized interest, dividends on shares of the Series B cumulative convertible preferred stock used to pay debt service on notes issued by the Company's Thrift and Stock Plan (the "TASP"), dividends on shares of the preferred securities of a subsidiary trust, and the applicable portion of the consolidated rent expense which approximates the interest of lease payments.